UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

February 6, 2024

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 3, LLC

(Exact name of issuer as specified in its charter)

Delaware	93-1920406
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

225 Liberty Street, 29th Floor, New York, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 325 Class A Ordinary Shares; Series 327 Class A Ordinary Shares; Series 330 Class A Ordinary Shares; Series 332 Class A Ordinary Shares; Series 334 Class A Ordinary Shares; Series 337 Class A Ordinary Shares; Series 349 Class A Ordinary Shares; Series 371 Class A Ordinary Shares; Series 373 Class A Ordinary Shares; Series 375 Class A Ordinary Shares; Series 384 Class A Ordinary Shares; Series 388 Class A Ordinary Shares; Series 390 Class A Ordinary Shares; Series 398 Class A Ordinary Shares; Series 400 Class A Ordinary Shares; Series 413 Class A Ordinary Shares; Series 414 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

On February 1, 2024, Level & Co. Gallery, LLC, on behalf of Series 375 (“Series 375”) of Masterworks Vault 3, LLC, a Delaware limited liability company (the “Company”) and the 375 Segregated Portfolio of Masterworks Cayman, SPC entered into a Guarantee and Consignment Agreement (the “Agreement”) with Sotheby’s (“Sotheby’s”). Pursuant to the Agreement, Series 375 agreed with Sotheby’s to auction the painting created by Lynette Yiadom-Boakye owned by Series 375 (the “Painting”) at Sotheby’s Modern & Contemporary Day Sale scheduled to be held on March 7, 2024. Pursuant to the Agreement, Sotheby’s agreed to pay Series 375 a percentage of the proceeds of the sale of the Painting at the auction, and agreed that irrespective of the outcome of the auction, Series 375 will receive at least a minimum guaranteed amount (the “Guaranteed Amount”) as agreed upon between Series 375 and Sotheby’s, provided, however, Sotheby’s payment obligations are subject to customary conditions for transactions of this kind. Pursuant to the Agreement and subject to the conditions contained therein, Sotheby’s will pay Series 375 the Guaranteed Amount and, if the Painting sells at a hammer price that would result in higher net proceeds to Series 375 than the Guaranteed Amount, Sotheby’s will also pay Series 375 a percentage of such positive difference. Payment dates are flexible and are dependent on when Sotheby’s receives payment from the successful bidder, but as a general matter Sotheby’s will have up to 95 days after the auction to make final payment. Additionally, under the terms of the Agreement, Sotheby’s agreed to pay certain sale expenses incurred by them in respect of selling the Painting.

A copy of the Agreement is attached to this Form 1-U as Exhibit 6.1.

Upon the consummation of the above transaction and in accordance with the Company’s Second Amended and Restated Operating Agreement, Series 375 will use the proceeds of the sale of the Painting to pay or provide for payment of Series 375’s liabilities, costs and expenses and will distribute the remaining proceeds of the liquidation of the assets to Series 375’s shareholders of record, after which Series 375 will wind up operations and dissolve.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

6.1	Guarantee and Consignment Agreement, dated February 1, 2024*

*Certain confidential portions (indicated by brackets and asterisks) of this exhibit have been omitted from this exhibit

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS VAULT 3, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: February 6, 2024